02034165

02 MAY 10 AM 10:50

April 22, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

australian Ltd SUPPL

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Re: ERG ~~Limited (the~~ "Issuer") -
File Number 82-2372

To Whom it May Concern:

On behalf of the Issuer, we enclose filings for ERG Media Release (lodged with the Australian Stock Exchange).

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

Enclosure

dlw 5/21

02 MAY 10 AM 10:53

MESSAGE CONFIRMATION

04/10/2002 12:33
ID=GREENBERG/TRAURIG

DATE	S,R-TIME	DISTANT STATION ID	MODE	PAGES	RESULT	
04/10	02'50"	212 808 9701	TX	013	OK	0000

04/10/2002 12:30 GREENBERG/TRAURIG → 776#99921#692692#8089701 NO.204 P001
10/04/'02 WED 15:25 FAX 001

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Rebecca Greig	**DATE**	10 April 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	11
RE	**Australian Stock Exchange Filing**				

ERG
GROUP

Dear Sir

I enclose the following document lodged with the Australian Stock Exchange today:

- Appendix 3B (to replace Appendix 3B filed on 4 April 2002).

Yours faithfully

pp **Rebecca Greig**

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

ERG GROUP

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Rebecca Greig	**DATE**	10 April 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	11
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose the following document lodged with the Australian Stock Exchange today:

- Appendix 3B (to replace Appendix 3B filed on 4 April 2002).

Yours faithfully

pp **Rebecca Greig**
Assistant Company Secretary

Filing received by Greenberg Traurig:

Name: ....

Date: ....

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenburgfax100402b.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

The contents of this fax are confidential and may only be used or disclosed by the addressee

FAXED 10 APR 2002

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-03				
FROM	Rebecca Greig	**DATE**	10 April 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	10
RE	**Announcement**				

Dear Sirs

We have amended our Appendix 3B filed on 4 April 2002 to comply with the new form issued by the ASX.

I enclose a new Appendix 3B to replace the previous one relating to shares issued as a result of the Company's acquisition of Proton World International SA.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FACSIMILE

J:\users\cosec\compliance\cmp-0014\cmp-0014-03\asxfax100402.doc

217 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ERG Limited

ABN

23 009 112 725

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares and options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 75,541,489 ordinary shares. (b) 1,000,000 options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) 75,541,489 fully paid ordinary shares. (b) 1,000,000 options expiring 15/03/07 exercisable at $0.376.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(a) Yes. (b) N/A.
5	Issue price or consideration	(a) 75,541,489 ordinary shares at $0.28. (b) 1,000,000 options at $0.314.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) As part of the acquisition of Proton World International SA ("PWI"), the Company has agreed to issue shares to the shareholders of PWI as follows: (i) 14,841,655 ordinary shares to American Express Travel Related Services Company Inc; (ii) 14,841,655 ordinary shares to Visa International Service Association; (iii) 14,841,655 ordinary shares to Interpay Nederland BV; and (iv) 31,016,515 ordinary shares to Banksys SA. (b) As part of the acquisition of PWI, the Company has agreed to issue 1,000,000 options to Visa International Service Association.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 March 2002.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
927,747,074	Ordinary shares.
18,518,519	Convertible notes maturing 01/10/05 exercisable at $13.50.

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
9,057,100	Ordinary employee shares.
13,828,989	Convertible notes maturing 15/10/02 exercisable at $1.65.
150,000	Employee options expiring 19/07/02 exercisable at $0.93.
450,000	Employee options expiring 26/10/02 exercisable at $0.93.
159,000	Employee options expiring various dates exercisable at various prices.
3,000	Employee options expiring 17/11/03 exercisable at $3.18.
3,750,000	Employee options expiring 09/12/08 exercisable at $0.37.
75,000	Employee options expiring 11/12/08 exercisable at $0.38.
2,190,000	Employee options expiring 16/07/09 exercisable at $0.93.
330,000	Employee options expiring 30/08/09 exercisable at $1.19.
75,000	Employee options expiring 26/11/09 exercisable at $2.60.
75,000	Employee options expiring 29/11/09 exercisable at $2.60.
150,000	Employee options expiring 01/12/09 exercisable at $2.66.
315,000	Employee options expiring 02/12/09 exercisable at $2.64.
120,000	Employee options expiring 10/01/10 exercisable at $2.54.

+ See chapter 19 for defined terms.

	105,000	Employee options expiring 11/01/10 exercisable at $2.59.
	174,000	Employee options expiring 12/01/10 exercisable at $2.61.
	232,500	Employee options expiring 13/01/10 exercisable at $2.62.
	235,500	Employee options expiring 14/01/10 exercisable at $2.70.
	150,000	Employee options expiring 25/01/10 exercisable at $3.75.
	12,000	Employee options expiring 25/02/10 exercisable at $3.75.
	180,000	Employee options expiring 14/06/10 exercisable at $3.08.
	1,020,000	Employee options expiring 01/11/10 exercisable at $3.23.
	1,804,000	Employee options expiring 17/11/10 exercisable at $3.18.
	1,000,000	Options expiring 15/03/07 exercisable at $0.376.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares in the Company are entitled to participate in dividends declared by directors of the Company from time to time.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A.
12	Is the issue renounceable or non-renounceable?	N/A.
13	Ratio in which the +securities will be offered	N/A.

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	N/A.
15	+Record date to determine entitlements	N/A.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A.
17	Policy for deciding entitlements in relation to fractions	N/A.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A.
19	Closing date for receipt of acceptances or renunciations	N/A.
20	Names of any underwriters	N/A.
21	Amount of any underwriting fee or commission	N/A.
22	Names of any brokers to the issue	N/A.
23	Fee or commission payable to the broker to the issue	N/A.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A.
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A.

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A.
28	Date rights trading will begin (if applicable)	N/A.
29	Date rights trading will end (if applicable)	N/A.
30	How do +security holders sell their entitlements *in full* through a broker?	N/A.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A.
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A.
33	+Despatch date	N/A.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1
(Quotation is sought only in respect of the securities listed in item 2(a) of Part 1)

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A.
39	Class of +securities for which quotation is sought	N/A.
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A.

+ See chapter 19 for defined terms.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A.	N/A.

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Director/Company secretary) Date: 10 April 2002

Print name: Clare Lois Barrett-Lennard

== == == == ==

+ See chapter 19 for defined terms.

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG
GROUP

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Rebecca Greig	**DATE**	10 April 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1255	**PAGES**	2
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose the following announcement lodged with the Australian Stock Exchange yesterday:

- Cancellation of Employee Options.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

Filing received by Greenberg Traurig:

Name: ....

Date: ....

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenburgfax100402.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

FAXED -9 APR 2002

TO	Company Announcements Office
AT	Australian Stock Exchange Limited
FAX	1300 300 021
REF	CMP-0014-01
FROM	Rebecca Greig **DATE** 9 April 2002
FAX	+61 8 9273 1208 **PHONE** +61 8 9273 1255 **PAGES** 1
RE	**Cancellation of Employee Options**

Dear Sirs

I wish to advise that 385,500 options held under the ERG Limited Executive Option Plan were cancelled on 8 April 2002.

The date of grant for 150,000 of the options was 1 December 1999 and the date of grant for the remainder (235,500 options) was 17 November 2000.

Yours faithfully

Rebecca Greig
Assistant Company Secretary

FACSIMILE

ERG GROUP | ERG GROUP | ERG GROUP

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax090402.doc